Partners
Geoffrey Chan *
 Shu Du *
 Andrew L. Foster *
 Chi T. Steve Kwok *
 Edward H.P. Lam ¨*
Haiping Li *
 Rory McAlpine ♦
 Jonathan B. Stone *
 Paloma P. Wang
♦ (Also Admitted in England & Wales)
 * (Also Admitted in New York)

Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 27, 2023

VIA EDGAR

Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Registration Statement on Form F-1 (File No. 333-270316)

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to certain comment contained in the Staff’s letter dated March 16, 2023 on the Company’s registration statement on Form F-1 filed on March 7, 2023.

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Registration Statement includes the Company’s (i) unaudited interim financial information as of September 30, 2023 and for the nine-month periods ended September 30, 2022 and 2023 and (ii) other recent developments.

U.S. Securities and Exchange Commission
November 27, 2023

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or around December 10, 2023, and plans to request that the Staff kindly declare the effectiveness of the Registration Statement on or about December 14, 2023. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Letter from the Staff dated March 16, 2023

Registration Statement on Form F-1 Filed March 7, 2023

Risk Factors

Our post-offering memorandum and articles of association and the deposit agreement provide…, page 79

5.       We note that your post-offering memorandum and articles of association and deposit agreement will include exclusive forum provisions. Please include comparable disclosure regarding your post-offering memorandum and articles of association in your Description of Share Capital Section beginning on page 186. In all places where you discuss the provision, revise to clarify whether the provision applies to claims arising under both the Securities Act and the Exchange Act. In this regard, we note your disclosure on page 79 only addresses the Securities Act, and your disclosure on page 208 does not address the applicability under either law. Ensure the applicability of these provisions under each law is clear in your post-offering memorandum and articles of association and deposit agreement when filed.

In response to the Staff’s comment on the exclusive forum provision in the post-offering memorandum and articles of association, the Company has revised the form of its post-offering memorandum and articles of association to clearly state that the provision applies to claims arising under both the Securities Act and the Exchange Act. The Company is filing herewith the updated form of its post-offering memorandum and articles of association as exhibit 3.2 to the Registration Statement via EDGAR with the Commission.

Save and except for the above, the Company’s revisions in response to this comment contained in Amendment No. 1 to the Company’s registration statement on Form F-1 dated March 17, 2023 and the Company’s responses to this comment in its letter dated March 17, 2023 setting forth the Company’s responses to comments contained in the letter from the Staff dated March 16, 2023 remain unchanged.

*          *          *

U.S. Securities and Exchange Commission
November 27, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com, or Anthony Chen, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (755) 8261-8264 or via email at anthony.chen@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

Enclosures

cc:	Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited
Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis
Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP

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